FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                24 August 2004


                               File no. 0-17630


                          CRH - Director Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding announcement released on 24 August 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.

1. Name of company


CRH plc



2. Name of director


Nicholas Hartery



3. Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Director



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Goodbody Stockbrokers Nominees Limited



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


No



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase (Qualification requirement of 1,000 shares)



7. Number of shares acquired


1,000



8. Percentage of issued class

-


9. Number of shares/amount of stock disposed

-


10. Percentage of issued class

-


11. Class of security


Ordinary Shares



12. Price per share


EUR18.40



13. Date of transaction


23rd August 2004



14. Date company informed


24th August 2004



15. Total holding following this notification


1,000



16. Total percentage holding of issued class following this notification


-



If a director has been granted options by the company please complete the following boxes.


17. Date of grant


18. Period during which or date on which exercisable


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved: class, number


21.Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23. Any additional information


24. Name of contact and telephone number for queries



Angela Malone

+ 353 1 6344340



25. Name and signature of authorised company official responsible for making this notification

Angela Malone, Company Secretary



Date of notification          24th August 2004






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  24 August 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director